UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

Commission File Number 333-78481

Great Panther Resources Limited
(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

February 28, 2005

For Immediate Release

NEWS RELEASE

GREAT PANTHER ENHANCES TECHNICAL TEAM, GRANTS OPTIONS

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR) is pleased to announce the appointment of Peter Karelse, P.Geo. as Exploration Manager and of Ing. J. Jesús Rico Aguilera as General Manager of the Topia Mine in Durango Mexico.

Mr. Karelse is a Professional Geoscientist with diplomas in Geological Engineering Technology from Cambrian College in Sudbury and in Geographic Information Systems (GIS) from Niagara College in Niagara-on-the-Lake, Ontario. He has almost 30 years mining industry experience, specializing in Project Management, resource calculations and GIS throughout Canada and Mexico. Mr. Karelse' hands-on approach and attention to detail will enhance the technical aspects of Great Panther's projects. In particular, Mr. Karelse will be instrumental in building a 3D model and new resource for the Topia Mine.

Ing. Rico is a Mexican mining engineer with a Masters degree in Business Administration from the University of Guanajuato and almost 30 years experience in the mining industry, primarily for Peñoles. Significantly, Ing. Rico started his career in Topia in 1976 as a Shift Boss, then worked his way up through Peñoles at ten different mines, to the position of General Manager. At all of these locations, he made significant contributions to increased production, improved safety, lower unit costs and better employee relations. In 1985 he returned to Topia for a four-month interval where he was instrumental in increasing reserves from 5 months to 3 years.

Ing. Rico has extensive experience in all aspects of underground mining and milling of high grade silver-lead-zinc deposits in Mexico and, more specifically, has an intimate knowledge of the multiple veins at Topia. His eagerness to return to Topia as Great Panther resumes mining operations there is a testament to the potential of the district.

The addition of Ing. Rico and Mr. Karelse to Great Panther's technical team is an important step towards the Company's goal of becoming one of the leading exploration and development companies in Mexico. Great Panther recently announced the acquisition of a 100% interest in the Topia Silver-Lead-Zinc Mine in Durango and its intention to place the mine back into operation during 2005. In addition, the Company is currently drilling at the San Antonio Gold-Copper Project in Chihuahua.

Great Panther also announces the grant to directors, officers and employees of incentive stock options to purchase an aggregate of 325,000 common shares. The options are exercisable until February 27, 2010 at an exercise price of $0.45 per share. The options are granted under the Company's Incentive Stock Option Plan which has been approved by shareholders and accepted for filing by the TSX Venture Exchange.

Great Panther has approximately C$2 million in working capital and is debt-free.

For further information please contact Kaare Foy or Robert Archer at telephone 604 608 1766, fax 604 608 1744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

"Robert A. Archer"

Robert A. Archer, President & CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G Foy

Kaare G. Foy, Chief Financial Officer
and Chairman

Date: March 1, 2005